Zion Oil & Gas

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Frequently Asked Questions about how to purchase stock in the IPO*

What is a subscription agreement?

Where do I find the subscription agreement?

I am ready to subscribe, but what do I do if I cannot find my prospectus?

Can I subscribe through my IRA or other retirement plan?

Can I purchase shares through my brokerage account (e.g. ameritrade, e*trade, merrill lynch, charles schwab, scottrade, etc.)?

Can I send a wire transfer?

Can I send my subscription in by courier, such as FedEx?

Can I make photocopies of my subscription agreement?

How will I know you received my subscription?

Why do you need a copy of my photo ID?

What is a subscription agreement? It is a form you fill out in order to purchase shares in the IPO. Click here for a tutorial web page on how to fill out the form.

Where do I find the subscription agreement? It is a single tear-out sheet at the back of the prospectus that is to be filled out on both sides. If have a prospectus and do not want to tear out the subscription agreement, you may click here to download a PDF version in your browser that you can save and print

I am ready to subscribe, but what do I do if I cannot find my prospectus? If you want another printed prospectus, please phone, write or email us. If you merely want to look at the prospectus to remind you of something you have read, you can click here for an html version to view in a separate browser window. See question above for link to the subscription form.

Can I subscribe through my IRA or other retirement plan? Yes, if your plan is self-directed, you can direct the plan to make a subscription. Please email or call us for an IRA subscription instruction kit.

Can I purchase shares through my brokerage account (e.g. ameritrade, e*trade, merrill lynch, charles schwab, scottrade, etc.)? If you have check-writing privileges on your account, you can purchase Zion stock by completing the Subscription Agreement and attaching a check payable to "Zion Oil & Gas Escrow Account". If you do not have that privilege, then you will not be able to purchase Zion stock in the IPO through your brokerage account as you would for a stock already listed on the exchanges. At $14 million, our IPO is relatively small, so the larger brokerage houses do not consider it cost-effective to become listed selling brokers. After the IPO has it's initial closing, then you may purchase through your broker in the open market at whatever the open market price might be.

Can I send a wire transfer? Yes, the wire instructions are on the back of the subscription agreement. When you send a wire transfer, you should fax your subscription agreement the same day to Mike Zarraga at 732-758-6671. Don't forget to fax with the form a photo ID such as driver's license or passport photo page.

Can I send my subscription in by courier, such as FedEx? Yes, just call, write or email us for courier instructions.

Can I make photocopies of my subscription agreement? Yes, but you are not supposed to hand them out to anyone who has not read the prospectus.

How will I know you received my subscription? Within five business days after your subscription is received by Network 1, we will email you an acknowledgement and follow that with a confirmation letter containing the date received, the number of shares subscribed and the amount received.

Why do you need a copy of my photo ID? The anti-money laundering provisions of the Patriot Act require all stockbrokers in the US to have in their files a picture ID of anyone who purchases stock through them, if such person was not already an existing customer at the time the Act was passed into law.

Go to Frequently Asked Questions about the Zion IPO

Return to Frequently Asked Questions about filling out the Subscription Agreement

Go to Frequently Asked Questions about the business and properties of Zion

Return to IPO main page

NOTICE: Zion Oil & Gas, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Zion Oil & Gas has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Zion Oil & Gas or its underwriter will arrange to send you the prospectus if you request it by clicking here.

The information on this web page shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration, qualification or exemption under the securities laws of any such state.

* NOTICE: Any subscription to purchase shares may be withdrawn or revoked without obligation or commitment of any kind, at any time prior to notice of its acceptance.

Ready to Purchase Shares?*

  If you would like to subscribe to purchase shares now and do not want to wait for your prospectus to arrive in the mail, you may download the prospectus and subscription agreement.
  Prospecuts download page
  Online subscription forms
  Subscription form tutorial

Frequently Asked Questions

  Initial Public Offering
  How to Purchase in the IPO
  Business and Properties of Zion

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